GBM INTERNATIONAL, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2015

BALANCE AT DECEMBER 31, 2014	$	-
Proceeds from subordinated notes		-
Payment of subordinated notes		-
BALANCE AT DECEMBER 31, 2015	$	-

The accompanying notes are an integral
part of these financial statements.